UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

NICHOLAS FINANCIAL, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

65373J20
(CUSIP Number)

Robert Goldstein
Stonehouse Road, P.O. Box 367
Millington, New Jersey  07946
(908) 542-0055
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65373J20	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON Roger Mahan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,117
	8	SHARED VOTING POWER 472,237
	9	SOLE DISPOSITIVE POWER 9,117
	10	SHARED DISPOSITIVE POWER 472,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,354
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 65373J20	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON Gary Mahan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 420,237
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 420,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 65373J20	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON Nancy Ernst
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 420,237
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 420,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 65373J20	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON Kristine Mahan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 108
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 108
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 65373J20	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON Brett Mahan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 483
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 483
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 483
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 65373J20	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON Cory Ernst
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,155
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,155
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 65373J20	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON Kyle Ernst
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 495
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 495
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 495
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 65373J20	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON Mahan Family II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 332,838
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 332,838
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 332,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 65373J20	Page 10 of 18 Pages

1	NAME OF REPORTING PERSON Mahan Children II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 87,399
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,399
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,399
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 65373J20	Page 11 of 18 Pages

1	NAME OF REPORTING PERSON Basking Ridge Country Club, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 52,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 52,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 65373J20	Page 12 of 18 Pages

Item 1.                      Security and Issuer

Common Shares, no par value
Nicholas Financial, Inc.
2454 McMullen Booth Road
Building C
Clearwater, Florida  33759

Item 2.                      Identity and Background

This statement is being jointly filed by the persons identified below.  The reporting persons are making this single, joint filing because they may be deemed to comprise a group within the meaning of Section 13(d)(3) of the Act.

Roger Mahan, Gary Mahan, Nancy Ernst, Kristine Mahan, Brett Mahan, Cory Ernst, Kyle Ernst, Mahan Family II, LLC, Mahan Children II, LLC and Basking Ridge Country Club, Inc.  Roger Mahan, Gary Mahan and Nancy Ernst are siblings.  Kristine Mahan, Brett Mahan, and Cory and Kyle Ernst are adult children of Roger Mahan, Gary Mahan, and Nancy Ernst, respectively.

(i)  Roger Mahan is a United States citizen.  Roger Mahan’s residence address is 3 Timber Ridge Road, Far Hills, New Jersey  07931.  Roger Mahan is currently Vice President of Oxford Development, Inc., a New Jersey corporation (“Oxford Development”).  Oxford Development is in the business of real estate development and investments and currently has multiple interests in rental property, undeveloped land and active businesses.  Oxford Development’s address is Stonehouse Road, P.O. Box 367, Millington, New Jersey  07946.

(ii)  Gary Mahan is a United States citizen.  Gary Mahan’s residence address is 53 Cross Road, Basking Ridge, New Jersey 07920.  Gary Mahan is currently the President of Oxford Development.

(iii)  Nancy Ernst is a United States citizen whose residence address is 219 7th Street, Tierra Verde, Florida 33715.  Nancy Ernst is currently retired.

(iv)  Kristine Mahan is a United States citizen whose residence address is 3 Timber Ridge Road, Far Hills, New Jersey 07931.  Kristine Ernst is currently a student.

(v)  Brett Mahan is a United States citizen whose residence address is 29 Cross Road, Basking Ridge, New Jersey 07920.  Brett Mahan is currently employed part-time at Grass Roots Natural Market, Denville, New Jersey.

(vi)  Cory Ernst is a United States citizen whose residence address is 73 Red Feather, Breckenridge, Colorado 80424.  Cory Ernst is currently a student and self-employed part-time doing carpentry work.

CUSIP No. 65373J20	Page 13 of 18 Pages

(vii)  Kyle Ernst is a United States citizen whose address is P.O. Box 5558, Breckenridge, Colorado 80424.  Kyle Ernst is self-employed as a contractor.

(viii)  Mahan Family II, LLC is a Florida limited liability company.  Mahan Family II, LLC’s principal business is holding equity and other investments.  The principal address of Mahan Family II, LLC is 219 7th Street, Tierra Verde, Florida 33715.  Roger Mahan, Nancy Ernst and Gary Mahan are the sole managers of Mahan Family II, LLC.  A majority of the equity interests in Mahan Family II, LLC are owned, directly or indirectly, by Roger Mahan, Nancy Ernst and Gary Mahan.  The remaining equity interests in Mahan Family II, LLC are held by trusts for the benefit of the children of Roger Mahan, Nancy Ernst and Gary Mahan.

(ix)  Mahan Children II, LLC is a Florida limited liability company.  Mahan Children II, LLC’s principal business is holding equity and other investments.  The principal address of Mahan Children II, LLC is 219 7th Street, Tierra Verde, Florida 33715.  Roger Mahan, Nancy Ernst and Gary Mahan are the sole managers of Mahan Children II, LLC.  A majority of the equity interests in Mahan Children II, LLC are owned by Roger Mahan, Nancy Ernst and Gary Mahan.  The remaining equity interests in Mahan Children II, LLC are held by trusts for the benefit of the children of Roger Mahan, Nancy Ernst and Gary Mahan.

(x)  Basking Ridge Country Club, Inc. is a New Jersey corporation.  Roger Mahan is the sole equity holder, sole director and President of Basking Ridge Country Club, Inc.  Basking Ridge Country Club, Inc.’s principal business is owning and operating a country club.  The principal address of Basking Ridge Country Club, Inc. is 185 Madisonville Road, Basking Ridge, New Jersey  07920.

During the last five years, none of the persons set forth in paragraphs (i)-(iii) of this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.                      Source and Amount of Funds or Other Consideration.

The Common shares reported herein were acquired through open market purchases and the conversion of certain promissory notes, all of which were funded from the personal funds and working capital of the reporting persons or persons who transferred the shares to the reporting persons by gift or bequest.  No Common shares have been purchased by any of the reporting persons since August 3, 2007.

CUSIP No. 65373J20	Page 14 of 18 Pages

Item 4.                      Purpose of Transaction.

The reporting persons each acquired their Common shares for investment purposes only and such shares were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the Company and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The reporting persons have no plans or proposals which relate to or would result in:

(a)           The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Company;

(f)           Any other material change in the Company’s business or corporate structure;

(g)           Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any other person;

(h)           Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those enumerated above.

CUSIP No. 65373J20	Page 15 of 18 Pages

Item 5.                     Interest in Securities of the Issuer.

(a)-(b)           Information concerning the current amount and percentage of Common shares beneficially owned by each reporting person is set forth below.  (Note:  All share information included herein reflects (i) a 50% stock dividend paid on June 17, 2005 and (ii) a 10% stock dividend paid on December 7, 2009.)
Reporting Person	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Aggregate Beneficial Ownership	Percentage of Outstanding Shares

Roger Mahan	9,117	472,237(1)(2)	481,354 (1)(2)	6.2%
Gary Mahan	0	420,237(1)	420,237 (1)	5.5%
Nancy Ernst	0	420,237(1)	420,237(1)	5.5%
Kristine Mahan	108	0	108	*
Brett Mahan	483	0	483	*
Cory Ernst	1,155	0	1,155	*
Kyle Ernst	495	0	495	*
Mahan Family II, LLC	0	332,838	332,838	4.3%
Mahan Children II, LLC	0	87,399	87,399	1.1%
Basking Ridge Country Club, Inc.	0	52,000	52,000	*
_______________
*	Less than 1%.
(1)
Includes the Common shares owned by Mahan Family II, LLC and Mahan Children II, LLC.  Roger Mahan, Nancy Ernst and Gary Mahan are (i) equity holders in, and the sole managers of, Mahan Family II, LLC and (ii) the sole equity holders in, and managers of, Mahan Children II, LLC, and each may be deemed to beneficially own the shares owned by such entities.

(2)	Includes the Common shares owned by Basking Ridge Country Club, Inc. Roger Mahan is the sole shareholder, sole director and President of Basking Ridge Country Club, Inc.

(c)           On March 19, 2015, the Company announced the results of an issuer tender offer for $70.0 million in aggregate value of Common shares.  Pursuant to such tender offer, the Company repurchased an aggregate of 4,713,804 Common shares at a price of $14.85 per share, and each of the reporting persons sold the number of Common shares indicated below:

Reporting Person	Number of Shares Sold in Issuer Tender Offer

Roger Mahan	70,883(1)
Gary Mahan	0(1)
Nancy Ernst	0(1)
Kristine Mahan	441
Brett Mahan	177
Cory Ernst	0
Kyle Ernst	0
Mahan Family II, LLC	320,068
Mahan Children II, LLC	354,411
Basking Ridge Country Club, Inc.	0
_______________
(1)	Excludes the Common shares sold by Mahan Family II, LLC and Mahan Children II, LLC.

CUSIP No. 65373J20	Page 16 of 18 Pages

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See the information set forth in Item 4 above.

Item 7.                    Material to be Filed as Exhibits.

(a)	Joint Filing Agreement dated April 24, 2015.

CUSIP No. 65373J20	Page 17 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           April 24, 2015.

By: /s/ Roger Mahan Roger Mahan	MAHAN FAMILY II, LLC By: /s/ Roger Mahan Roger Mahan, manager
By: /s/ Gary Mahan Gary Mahan	MAHAN CHILDREN II, LLC By: /s/ Roger Mahan Roger Mahan, manager
By: /s/ Nancy Ernst Nancy Ernst	BASKING RIDGE COUNTRY CLUB, INC. By: /s/ Roger Mahan Roger Mahan, President
By: /s/ Kristine Mahan Kristine Mahan
By: /s/ Brett Mahan Brett Mahan
By: /s/ Cory Ernst Cory Ernst
By: /s/ Kyle Ernst Kyle Ernst

CUSIP No. 65373J20	Page 18 of 18 Pages

EXHIBIT

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Amended Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:           April 24, 2015

By: /s/ Roger Mahan Roger Mahan	MAHAN FAMILY II, LLC By: /s/ Roger Mahan Roger Mahan, manager
By: /s/ Gary Mahan Gary Mahan	MAHAN CHILDREN II, LLC By: /s/ Roger Mahan Roger Mahan, manager
By: /s/ Nancy Ernst Nancy Ernst	BASKING RIDGE COUNTRY CLUB, INC. By: /s/ Roger Mahan Roger Mahan, President
By: /s/ Kristine Mahan Kristine Mahan
By: /s/ Brett Mahan Brett Mahan
By: /s/ Cory Ernst Cory Ernst
By: /s/ Kyle Ernst Kyle Ernst